KENT INTERNATIONAL HOLDINGS, INC.
7501 Tillman Hill Road
Colleyville, TX 76034
682-738-8011

May 31, 2011
VIA EDGAR
John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Kent International Holdings, Inc.
Form 8-K for Current Report dated March 22, 2011
Filed March 28, 2011;
Form 10-K for Fiscal Year Ended December 31 2010
Filed March 18, 2011
File No. 000-20726

Dear Mr. Reynolds:

I am writing in response to your letter dated May 9, 2011.  The Staff’s comments have been copied below, indented, and each is followed by our response.

Form 8-K for the Current Report dated March 22, 2011

General

1.
Please revise your disclosure to comply with the applicable requirements of Industry Guide 5. Also, provide the information in Item 14 and Item 15 of Form S-11 regarding the company and its prior projects. We may have further comments.

Response to Comment 1

There do not appear to be any requirements of Industry Guide 5 that are applicable to the Company’s Form 8-K, as the Company is not filing a registration statement relating to an interest in a real estate limited partnership.  The Form 8-K does contain all of the information required by Item 14 and Item 15 of Form S-11 with the exception of the information called for by Item 15(h) regarding the realty tax rate.  Since the GSA is responsible for any increases in property tax, we considered that disclosure of the current property taxes comprised all of the material information on the subject.

2.	Please revise your business discussion to address your Kent Energy Solutions, Inc. and Kent Texas Properties, LLC subsidiaries.

Response to Comment 2

Kent Energy Solutions is a corporation that was organized but never capitalized.  It never conducted any business.  When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will add to the last paragraph on page 2 the following:  “KTP was organized for the purpose of owning the Property, and has not engaged in any other business activity.”

3.	We note that Kent International Holdings owns 81% of ChinaUSPals, Inc. Please clarify who owns the other 19% of ChinaUSPals, Inc.

Response to Comment 3

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will add to the paragraph on page 2 headed “Prior Business” the following:  “Kent International owns 81% of ChinaUSPals.com, Inc., and the remaining 19% is owned by Wizart Studios, LLC, which hosts the website www.ChinaUSPals.com free of charge.”

Completion of Acquisition or Disposition of Assets, page 2

4.
We note your statement that the description of the property acquisition does not purport to be complete and is qualified by reference to the purchase agreement.  Please revise to address all the material terms of the purchase agreement.

Response to Comment 4

All of the material terms of the purchase agreement have been disclosed in the Form 8-K.  Accordingly, when the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will remove the second paragraph from page 2.

Business, page 2

5.
We note under “Sources of target businesses” in the Form 10-K disclosure that the company has entered into “non-exclusive agreements with several finders and investment bankers”. Please provide a brief discussion here and to the extent applicable, update the disclosure to discuss any definitive, material agreements and the major provisions of each. File any material agreement as an exhibit as required by Item 601(b) of Regulation S-K.

Response to Comment 5

The statement in the Form 10-K referenced in this comment was included in a description of the Company’s efforts, over the past several years, to locate opportunities for acquisitions.  The Company does not at this time have any ongoing relationship with finders or investment bankers.  When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 10-K in which we will remove any reference to agreements with finders or investment bankers.

6.	Please clarify whether a finder or other advisor participated in the finding the property that was purchased.

Response to Comment 6

 When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will add to the last paragraph on page 2 the following:  “The Property was introduced to the Company by a real estate broker who was compensated for the transaction exclusively by the seller.”

Prior Business, page 2

7.	Please revise to provide the form and year of your organization as required by Item 101(h)(1) of Regulation S-K.

Response to Comment 7

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will replace the text under “Prior Business” on page 2 with the following:

Kent International Holdings, Inc. (“Kent International,” “Company,” “us,” “we” and “our”), previously known as Cortech, Inc. (“Cortech”), was a biopharmaceutical company whose primary focus had been the discovery and development of novel therapeutics for the treatment of inflammatory disorders.  The Company terminated those operations in 2004.  Cortech was incorporated in 1982 in Colorado and reincorporated in Delaware in 1991.  On May 25, 2006, Cortech was reincorporated in Nevada by a merger with its wholly owned subsidiary, Kent International Holdings, Inc.  The reincorporation effected a change in Cortech’s legal domicile from Delaware to Nevada and a change in the name from Cortech, Inc. to Kent International Holdings, Inc. “  In 2009 the Company’s subsidiary, Kent Capital, Inc., registered with the Financial Industry Regulatory Authority (FINRA), and began business as a securities broker-dealer.  Kent International also operates a niche social networking website, www.ChinaUSPals.com, designed to promote cultural exchange between the citizens of the United States and those of the People’s Republic of China.

Real Estate, page 2

8.	Please identify the seller of the property and state whether or not this party has been affiliated with the company or its management.

Response to Comment 8

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will add to the last paragraph on page 2 the following:  ‘The seller of the Property was 4211 Cedar Springs Road Partners, a Dallas-based real estate company.  Prior to the acquisition, the seller had no affiliation with the Company or any member of the Company’s management.”

9.	Please provide a more detailed discussion of your business operations, as required by Item 101(h)(4)(i) of Regulation S-K.

Response to Comment 9

As stated in the 8-K, the Company offers no products or services.  Its only revenue-producing activity is ownership of the 4211 Cedar Springs Road property.  And its only business is that ownership activity plus its activities as a broker-dealer, which have not yet generated any revenue.  Accordingly, we believe the Form 8-K, as modified in response to these comments, will contain all disclosure required by Item 101(h)(4)(i).

10.	Address management’s previous experience in the real estate business.

Response to Comment 10

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will add the following disclosure at the bottom of page 2:

The Company determined that involvement in real estate would enable it to take advantage of the extensive experience of its Chief Executive Officer in the real estate industry.   From 1971 to 1974 Paul O. Koether was the chairman of Residex Corporation, which sold finished lots to builders and built single family homes in New Jersey, Pennsylvania and the U.S. Virgin Islands.  In the early 1980s Mr. Koether was Chairman of Citrus County Land Bureau in Inverness, Florida.  That entity sold finished lots, built homes and also sold commercial property.  In the early 1990.s Mr. Koether was Chairman of Northcorp Realty Advisor of Dallas, Texas, which had  offices in Denver, Atlanta, Washington D.C. and Hoboken, N.J..  Northcorp was a real estate workout contractor for the FDIC and the Resolution Trust Company, and sold and/or managed assets valued, in aggregate, at more than $2 Billion dollars.  In addition, Mr. Koether also served for a period as a director of Kentucky Property Trust, a REIT located in Lexington Kentucky, and for a period as a director of First Western Savings (the largest S&L in the State of Nevada) which was active in real estate lending.

11.
Please expand your discussion of business to make clear if true, that although the company’s subsidiary is registered with FINRA, it has had very limited business experience as a securities broker-dealer.

Response to Comment 11

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will add the following to the disclosure under the heading “Prior Business” on page 2:

Kent Capital, Inc. received regulatory approval to operate as a broker-dealer in December 2009.  To date it has not engaged in any completed transaction.  However, Paul O. Koether, our Chairman and the principal of Kent Capital, Inc., has an extensive background as a broker-dealer, having been registered as a general partner of Brimberg and Company and a registered representative with Ingalls & Snyder, both member firms of the New York Stock Exchange.  Mr. Koether was also a principal of T.R. Winston and Company, LLC, a broker-dealer that was a subsidiary of Kent Financial until it was sold in 2004.  Mr. Koether has remained as a registered representative of T.R. Winston and Company since 2004.  Accordingly, we believe that Kent Capital, Inc. will be capable of performing as a broker-dealer when its management finds the opportunities they deem appropriate for its involvement.

12.	In addition, please provide a brief discussion of the company’s business operating a social networking website.

Response to Comment 12

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will add the following to the disclosure under the heading “Prior Business” on page 2:

 Kent International also operates a niche social networking website, www.ChinaUSPals.com, designed to promote cultural exchange between the citizens of the United States and those of the People’s Republic of China.  Membership to the site is free, thus, any potential revenues will be derived from advertisements placed on the site by third parties.  The site provides users with access to other users’ personal profiles and enables the user to send messages to other registered users of similar interests in order to develop lasting friendships or simply attain a pen pal.  ChinaUSPals.com also features user generated discussion forums and blogs as well as user submitted videos and pictures.
Kent International faces the risk that our website will not be viewable in China or will be deliberately blocked by the government of the People’s Republic of China.  Internet usage and content are heavily regulated in China and compliance with these laws and regulations may cause us to change or limit our business practices in a manner adverse to our business.  Membership growth dramatically declined at the end of 2009 and remained relatively flat in 2010.  Accordingly, the Company is reviewing strategic options available to ChinaUSPals.com including selling the site or shutting down the site’s operations.  The Company has ceased all paid advertising for the site in order to minimize operational costs.  No new funds are being invested or expended.  The site is largely dormant.”

13.
Please provide the disclosure as required by Item 101(h)(4)(iv) of Regulation S-K regarding competitive business conditions and the company’s competitive position in the industry and methods of competition.

Response to Comment 13

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will insert the following as the third paragraph on page 3:

Our efforts to acquire properties on favorable terms will be limited by the competition we shall face in securing real estate opportunities.  We compete in acquiring and leasing facilities with small private real estate companies and investors.   The market for real estate investors is generally highly competitive and fragmented. Our competitors are numerous, consisting mainly of small and regional private firms.  Many of them, however, have both financial and personnel resources far exceeding our own, which they can use to their advantage in negotiation for an acquisition.

14.	Revise to provide the information required by Item 101(h)(4)(xii) of Regulation S-K with respect to the number of employees.

Response to Comment 14

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will insert the following under the heading “Prior Business” on page 2:

The Company and its subsidiaries have only two employees:  the CEO and the CFO of the Company.  Both of those individuals are compensated by our parent company, Kent Financial Services, Inc.  They provide services to Kent International as part of the management services relationship between the two companies.

15.	Please file the leasing agreement with GSA as an exhibit to the Form 8-K.

Response to Comment 15

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will include the GSA lease as an exhibit.

16.	Please revise to address the material terms of the lease agreement with GSA.

Response to Comment 16

The material terms of the lease are addressed in the Form 8-K in several places, as relevant to the matters discussed in those places:  on page 3 with respect to the benefits of the acquisition, on page 5 with respect to property revenues, on page 6 with respect to property expenses, and on page 7 with respect to the general terms of the lease.  We believe this focused manner of setting forth the terms is preferable to repetition of the terms at numerous places.

17.
Provide a brief discussion for each of the three business lines, Private Placements, Real Estate Syndication and Trading Securities for Our Own Account to show the company’s prior experience and history of operations.

Response to Comment 17

As noted in our response to Comment 11, Kent Capital has not yet engaged in any completed transaction.  Accordingly, we believe the best description of the company’s prior experience and history of operations is the text offered in response to Comment 11.

18.	Please file Kent Capital’s FINRA membership agreement as an exhibit, as required by Item 601(b) of Regulation S-K.

Response to Comment 18

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will file the membership agreement as an exhibit.

19.	Briefly discuss the current status of operations of ChinaUSPals.com.

Response to Comment 19

Please refer to our response to Comment 12.

20.	Please revise to address the current status of the discussions to purchase a multifamily complex in the Dallas/Fort Worth area.

Response to Comment 20

The discussions regarding a joint venture to buy a multi-family project in the DFW area were terminated without an agreement on Monday, May 23, 2011.  We will amend the 8-K filing to omit any reference to these discussions.

21.	Revise to clarify where the company has applied for a commercial mortgage and update the status of the mortgage application.

Response to Comment 21

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will replace the last sentence of the second paragraph on page 3 with the following:

We are currently reviewing opportunities to  obtain a commercial mortgage loan meant to refinance our purchase of 4211 Cedar Springs; however, we have not yet made a formal application for a mortgage and  are uncertain whether any mortgage will be approved or what terms may be offered.

22.
We note your statement that “the lease provides for annual rent of $746,464 together with a reimbursement of certain operating expenses that exceed a baseline.” Revise to address the reimbursement of certain operating expenses in more detail.

Response to Comment 22

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will add the following on page 3:

The GSA lease includes provisions for expense reimbursements in excess of baseline expenses as adjusted by the COLI.  Our estimate, however, is that the expense reimbursement will not exceed $6,500 during 2011.  Significant expenses that are not explicitly subject to reimbursement by the GSA are property insurance, alarm monitoring, telephone, and management fees.  As the provision of these services is all subject to intense competition, we do not anticipate meaningful increases.

Expenses such as electricity, water, cleaning, trash removal and landscaping are subject to GSA reimbursement to the extent that they increase, in the aggregate, above the baseline of $187,206 fixed in the GSA lease.  Although most of these expenses do not seem to materially increase from year to year, electricity billing rates are very volatile and may increase well in excess of the COLI in any given year.  We would therefore be responsible for monitoring the Property expenses against the baseline expenses to insure proper billing.  Should the COLI increase rapidly or in excess of the increase in operating expenses, our ability to obtain reimbursement will be affected.

23.
We note your statement that “we estimate that the range of such expenses that we will ultimately be responsible for during the next seven years will be $296,000 to $398,500.” Please revise to provide the basis for your expense estimates.

Response to Comment 23

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will replace the fourth paragraph on page 3 with the following:
In reviewing the financial results achieved by the prior owners of the Property, the expenses they incurred, our expectation as to our ability to reduce certain expenses, and our expectation of a reasonable range for future cost increases, we estimated that, net of the amounts reimbursable under the GSA lease, during the next seven years we will be responsible for a minimum of $296,000 in expenses and a maximum of $398,500 in expenses.  Our estimate does not, however, include any provision for capital improvements.

Risk Factors, page 3

24.	Please revise your risk factor subheadings to concisely state the specific material risk it presents to your company or investors and the consequences should that risk factor occur.

Response to Comment 24

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will revise the risk factor subheadings to state both the risk and the potential consequences.

25.	Your risk factor section should specifically address, if true, the company’s lack of experience in the real estate business.

Response to Comment 25

As noted in our response to Comment 10, our CEO has over 40 years of experience in the real estate business.  Accordingly, we do not believe that lack of experience is a material risk.

26.	Please revise your risk factor “Failure to maintain an exemption from the Investment Company Act …” to address the risks in more detail.

Response to Comment 26

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will revise the Investment Company Act risk factor to address how (a) the definition of “investment security” under the Act and (b) the parameters of the Section 3(c)(5)(C) exemption for real estate companies will define the range of investments that the Company can pursue.

Financial Information, page 5

27.	Please revise to provide the information required by Item 303 of Regulation S-K for the company.

Response to Comment 27

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will include, prior to the discussion on page 5 of the financial results of the Property, the discussion of financial results of the Company for 2010 and 2009 included in the Management’s Discussion in our annual report on Form 10-K, then note that the acquisition of the Property will materially alter our financial results.

Property Expenses, page 6

28.
We note the statement, “[S]hould the COLI increase rapidly or in excess of the increase in operating expenses, our ability to obtain reimbursement will be affected.”  Please consider adding a risk factor to address this potential issue.

Response to Comment 28

As noted above, in our revision to the 8-K we will disclose that the anticipated amount of reimbursement is immaterial - $6,500 in 2011.  Accordingly, it would be misleading to include a risk factor regarding the possibility that the COLI will obliterate our reimbursement.  Better, in the amended Form 8-K we will eliminate the sentence referenced in this comment, as it suggests a significance to the reimbursement that is not appropriate.

29.
We note that the company has entered into service contracts in conjunction with the property acquisition. Please file any material contract as an exhibit, as required by Item 601(b) of Regulation S-K or advise us why the agreements do not need to be filed.

Response to Comment 29

The Company has not entered into any service contract that is not cancellable upon notice, nor has the Company committed to pay any material amount under any service contract.

Liquidity and Capital Resources, page 6

30.
Please update to disclose the status of obtaining a commercial mortgage loan on the property recently acquired. If you have obtained a loan, please file the contract as an exhibit and disclose all of the material terms.

Response to Comment 30

Please see our response to Comment 21.

31.	Disclose whether the company has any external sources of liquidity.

Response to Comment 31

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will modify the penultimate paragraph on page 6 thus:

Although the Company does not have any established banking relationships or other sources of liquidity, management believes its cash and cash equivalents are sufficient for its business activities for at least the next 12 months and for making additional acquisitions.

32.	Please revise to address the company’s material commitments for capital expenditures as of the end of the latest fiscal period.

Response to Comment 32

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will add to the first paragraph under “Liquidity and Capital Resources” on page 6 the following:  “The Company has no existing commitments for capital expenditures.”

Properties

Executive Offices, page 7

33.	Please clarify the nature of the management services for which the company pays $21,000 per month.

Response to Comment 33

As noted in our response to Comment 27, we will include in the amended Form 8-K a discussion of our financial results for 2010 and 2009.  Included in that discussion will be the following:

The Company pays a monthly management fee of $21,000 to Kent Financial Services, Inc., a principal shareholder.  The management services provided include the services of the Company’s executive officers, who are employees of Kent Financial Services, as well as expenses incurred in connection with periodic and other filings with the Securities and Exchange Commission, internal accounting and shareholder relations.

34.	Describe the suitability and adequacy of the facility as required by Item 102 of Regulation S-K.

Response to Comment 34

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will modify the disclosure under “Executive Offices” at the top of page 7 thus:

The Company’s executive offices are located in Colleyville, Texas in premises provided by Kent Financial Services Inc.  As the Company currently has only two employees, the executive offices consist of a small office space which is adequate for the current and anticipated operations of the Company.  The Company pays Kent Financial Services a monthly management fee of $21,000 for management services.  No separate payment is made for use of the premises.

Description of Registrant’s Securities to be Registered, page 8

35.	Please revise to provide the information required by Item 202 of Regulation S-K.

Response to Comment 35

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will replace the text under “Description of Registrant’s Securities to be Registered” on page 8 with the following:

Our authorized capital stock consists of 12,000,000 shares. Those shares consist of 10,000,000 shares of common stock, par value of $0.002 per share, and 2,000,000 shares of preferred stock, par value of $0.002 per share. The only equity securities currently outstanding are 3,555,488 shares of common stock.

The following description summarizes the material terms of our capital stock.

Common Stock

We are authorized to issue up to 10,000,000 shares of common stock, $0.002 par value per share. Holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available. Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including the election of directors.  There is no cumulative voting in the election of directors.  Holders of our common stock do not have any conversion, redemption or preemptive rights. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding.

Preferred Stock

The board of directors has the authority, without stockholder approval, subject to limitations prescribed by law, to provide for the issuance of the shares of preferred stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions, including, but not limited to, the following:

●      the number of shares constituting that series;
●      dividend rights and rates;
●      voting rights;
●      conversion terms;
●      rights and terms of redemption (including sinking fund provisions); and
●      rights of the series in the event of liquidation, dissolution or winding up.

Report of Independent Accountants, page 9

36.
Please advise your independent accountant to revise its report to indicate the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as discussed in PCAOB Auditing Standard One.

Response to Comment 36

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will include a modified audit opinion with the requested disclosure.

37.	Please advise your independent accountant to include the city and state where the report was issued in accordance with Rule 2-02(a) of Regulation S-X.

Response to Comment 37

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will include a modified audit opinion with the requested disclosure.

38.	We note the reference to “421 Cedar Springs Road” in the audit report. This appears to be a typographical error. Please revise or advise.

Response to Comment 38

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will include a modified audit opinion with the reference corrected.

39.	We note the reference to Note 1 of the footnotes in the audit report. Please tell us whether Note 1 is the correct reference or revise to correct.

Response to Comment 39

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will include a modified audit opinion in which the reference to Note 1 will be corrected to state “Note 2.”

Notes to Statement of Revenue in Excess of Certain Expenses, page 11

Note 4 Subsequent Events, page 11

40.
Please disclose the actual date through which subsequent events have been evaluated in addition to stating that the date is either (i) the date the financial statements were issued or (ii) the date the financial statements were available to be issued.

Response to Comment 40

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 8-K in which we will modify Note 4 to set forth the actual date through which subsequent events were evaluated.

Form 10-K for Fiscal Year Ended December 31, 2010

Cover Page

41.
We note that you have not checked the box to indicate that the company is a shell company. Please advise us of your basis for not indicating that the company is a shell company as defined by Rule 12b-2.

Response to Comment 41

Rule 12b-2 defines a shell company as a registrant that has “no or nominal operations.”  As of December 31, 2010, Kent International was actively engaged in the business of acting as a broker-dealer.  It have invested time and significant monies in the process of registering its subsidiary, Kent Capital, with FINRA.  It employed an executive with extensive experience as a broker-dealer and the necessary licenses to carry on that business.  It was actively reviewing opportunities for brokerage activities.  Accordingly, we determined that Kent International was not, on that date, a shell company within the definition of Rule 12b-2.

Statement of Operations, page 16

42.	Please explain to us your basis for classifying interest income and other income as “Revenue” in your statement of operations.

Response to Comment 42

In the years immediately prior to the acquisition of the Texas property, the Company did not generate any revenues other than interest on cash balances and short term Treasury Bills.  As our operations were entirely supported with the interest earned, we believed it appropriate to classify that interest as revenue to make it clear to shareholders and investors of its significance.  Other income represents amounts received from licensing fees on the Company’s patents.  Although it is minor, the royalty revenue was also used to support operations.  Once the Company began generating revenue from its real estate operations, we have reclassified interest earnings as non-operating income.

Directors, Executive Officers, and Corporate Governance, page 28

43.
Please revise to indicate the principal business conducted by Pure World Botanicals, Inc., T.R. Winston & Company, Brandmeyer Enterprises, Enturia, Inc., Kansas Technology Enterprise Corporation, and Imperial Consulting Services, LLC.

Response to Comment 43

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 10-K in which we will modify the biographical disclosures to indicate the principal business conducted by management’s prior employers.

44.	Please correct the date at the top of the table to read: February 28, 2011.

Response to Comment 44

In the amendment to Form 10-K we will correct the typographical error noted in this Comment.

Executive Compensation, page 30

45.	Please revise the introductory paragraph to clarify that the disclosure reflects the compensation has been awarded to, earned by, or paid to the named officers.

Response to Comment 45

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 10-K in which we will modify the introductory paragraph to clarify that the disclosure reflects the compensation has been awarded to, earned by, or paid to the named officers, and will modify the contents of the table as appropriate.

46.	Please revise to clarify that the noted option awards reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Response to Comment 46

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 10-K in which we will note beneath the table the fact that the option awards reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 32

47.	Please revise to indicate the control person of Biotechnology Value Fund.

Response to Comment 47

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 10-K in which we will state the name of the control person of Biotechnology Value Fund as indicated in the most recent Schedule 13D filed by that shareholder.

General

48.	As applicable, please amend the Form 8-K to comply with comments issued on the Form 10-K.

Response to Comment 48

The amended Form 8-K will incorporate any disclosures made in response to the comments issued on the Form 10-K that are appropriate for the Form 8-K.

Yours.

/s/ Bryan P. Healey

Bryan P. Healey, Chief Financial Officer

Acknowledgement

Kent International Holdings, Inc. hereby acknowledges that:
•	Kent International Holdings, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Kent International Holdings, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kent International Holdings, Inc.

By: /s/ Bryan P. Healey

Bryan P. Healey, Chief Financial Officer